FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, March 29, 2006
Ger.Gen. 84/2006

Mister
Alberto Etchegaray de la Cerda
Superintendent of Securities and Insurance
Santiago

Ref: ESSENTIAL FACT

Dear Sir,
In accordance with Articles 9° and 10°, second paragraph of Law N°18,045, and as established by Circular N°30 and in accordance with my faculties, I inform you the following Essential Fact:

1° In the Board Meeting celebrated today, Mr. Pablo Yrarrázaval Valdés was elected as Chairman of the Company, Mr. Rafael Miranda Robredo as Vice-Chairman, and Mr. Domingo Valdés Prieto as Secretary. Consequently, the Board of Directors, designated by the shareholders in the Ordinary Shareholders Meeting, held on March 21, 2006 is the following:

Pablo Yrarrázaval Valdés (Chairman)
Rafael Miranda Robredo (Vice-Chairman)
Juan Ignacio de la Mata Gorostizaga
Rafael Español Navarro
Hernán Somerville Senn
Eugenio Tironi Barrios
Patricio Claro Grez

Domingo Valdés Prieto (Secretary)

2° Likewise, the aforementioned Board Meeting, as established by Article 50 Bis of Law 18,046, agreed the designation of the Directors, Mr. Pablo Yrarrázabal Valdés, Hernán Somerville Senn and Patricio Claro Grez as members of the Director´s Committee. In accordance with Circular N° 1,526, we inform that the Director, Mr. Patricio Claro Grez was elected with votes different from the Parent Company, or its members, or affiliated persons.

The Director´s Committee designated Mr. Pablo Yrarrázaval Valdés as President and Mr. Domingo Valdés Prieto as Secretary.

3° In addition, the Board of Directors, in accordance with the company’s by-laws, in its meeting celebrated today, designated the new members of the Audit Committee, which was created by the requirement of the Sarbanes Oxley Act of the United States of America. Enersis´ Audit Committee is integrated by the Directors, Mr. Juan Ignacio de la Mata Gorostizaga, Rafael Español Navarro and Hernán Somerville Senn, who are in compliance with the requirements of the Sarbanes Oxley Act and its supplementary rules.

4° Finally, we inform that Enersis’ Board of Directors designated Mr. Rafael Español Navarro as the Financial Expert of the aforementioned Audit Committee.

Yours sincerely,

Mario Valcarce D.
Chief Executive Officer

cc.:
Santiago Stock Exchange
Electronic Stock Exchange of Chile
Brokers Exchange of Valparaíso
Risk Rating Commission
Banco Santander Santiago– Representative of the Bond Holders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Mario Valcarce
--------------------------------------------------

Name:	Mario Valcarce
Title:	Chief Executive Officer

Date: March. 30, 2006